File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ✓               Form 40-F       .

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                   No     ✓    .

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:         .]

Regulated Announcement for the month of October 2003
Press Release for the month of October 2003
3Q’03 Investor Conference Presentation Materials
Signatures

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2003.

     Sales volume (NT$: Thousand)

Time	Item	2003	2002	Changes	(%)

October	Invoice amount	2,030,807	1,994,815	35,992	1.80%
October	Net Sales	2,024,672	1,970,945	53,727	2.73%

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	October, 2003 end	September, 2003 end	Limit of lending

MXIC	0	0	0
MXIC’s subsidiaries	1,432,901	1,263,126	12,574,885

     Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	October	Bal. As of period end

MXIC	12,574,885	0	4,398,703
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,398,703
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose: None

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of October 2003.

     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	September 30, 2003	October 31, 2003	Changes

Director	Y.S.Tan	3,550,979	4,073,159	3,956,159	-117,000
Assistant Vice President	Simon Wang	0	6,413,252	6,395,252	-18,000
Assistant Vice President	J.P. Peng	0	6,935,767	6,913,767	-22,000
Assistant Vice President	J.T. Chung	0	3,258,060	3,060,060	-198,000
Assistant Vice President	H.C. Liu	0	572,356	518,356	-54,00
Assistant Vice President	T.J. Lu	0	500,885	502,885	-198,000
Assistant Vice President	F.L. Ni	0	2,908,258	2,758,258	-150,000
Assistant Vice President	Rich. Liu	0	249,700	99,700	-150,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of pledged		Accumulated number
		common shares as of		of pledged common
Title	Name	October 30, 2003	Date of the pledge	shares

Director and Vice President	Ray Mak	1,200,000	2003/10/31	1,200,000

Number of pledged
		common share		Accumulated number
		cleared as of	Date of the pledge	of pledged common
Title	Name	October 30, 2003	cleared	shares

Vice President	J.P. Peng	425,000	2003/10/20	0

     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares	Outstanding of units	Outstanding of shares
September 30, 2003	on September 30, 2003	on October 31, 2003	on October 31, 2003

1,333,625.3	13,336,253.0	1,427,725.3	14,277,253.0

     Outstanding amount of Convertible Bonds :

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on September 30,2003	On October 31,2003

0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of October 2003.

     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/10/01	Transcend Fortune Bond Fund	26,000,206.90	11.5147 ~ 11.6275	300,000,000

     The disposition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/10/17	Transcend Fortune Bond Fund	26,000,206.90	11.5430 ~ 11.6360	300,595,661

Macronix International Co., Ltd.

16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688 Fax: +886 3 563 2888

11/14/2003

MXIC Announced Fourth Quarter 2003 Outlook
Hsin-Chu, Taiwan, R.O.C. — Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337) announced fourth quarter guidance after the Quiet Period ended today. The Company successfully completed the rights offering with net proceeds of NT$3.85 billion on November 11th, 2003. The fourth quarter guidance is as follows:

•	Net Sales Revenue will have double digit growth sequentially

•	Gross Margin will improve to positive 5%~10%

•	Capacity Utilization Rate will be above 90%

     According to the unaudited monthly financial statements in October, the company turned to profit in October. The Cash & Cash Equivalent position reached NT$9.6 billion after the rights offering as of November 11th, 2003.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s 2002 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2003. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Quiet Period Statement

Macronix International Inc. intends to held a fund raising activity for further business purpose. From the filing date to Taiwan SFC for such activity on August 20, 2003 until the end of the fund raising activity which expected to be on November 14, 2003, the Company will observe a “Quiet Period”. The company will not publish nor give any forward-looking statements during this period. The Company’s most recent filings with the US SEC, e.g. Forms 20F and with Taiwan SFC should be considered to be historical, speaking as of prior to the Quiet Period only and not subject to update by the Company.

About Macronix International Co., Ltd.

Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of nonvolatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,300 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s CEO, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Patrick Tang	Jonathan Lee
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+0930 111 183	+03 578 6688 ext.76630
patricktang@mxic.com.tw	jonathanlee@mxic.com.tw

Macronix International Co., Ltd.

16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688 Fax: +886 3 563 2888

■	Announcement on MXIC 2003 secondary offering

Hsin-Chu, Taiwan, R.O.C. — Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337) announced that has offer 475,000,000 shares through secondary offering   °   The offering was underwriting by ChinaTrust Securities Co Ltd; the offering price was set at NT$8.11 per shares and the pricing date was on October  20, 2003   °   The distribution date was on November 14,2003   °

     The total monetary amount of the issue was NT $3,852,250,000 which includes NT $1,696,225,000 for repaying loan of MXIC and NT $2,103,775,000 for repaying ECB. According to our estimation, it will save MXIC 117,854 thousand NTD of interest payment per year after MXIC repays the debt   °

Macronix International Co., Ltd. ^^^^^^^^^?^^ Integrated Solutions Provider 2003 Q3 Investor Conference October 27, 2003

Safe Harbor Statement The presentation and discussion contain certain forward-looking statements with respect to the results of operation, financial condition and current expectation. The forward-looking statements are subject to known and unknown uncertainties and risks that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to the risk factors noted in MXIC's forward-looking statements in MXIC's Annual Report on Form 20F filed with the United States Securities and Exchange Commission on June 30, 2003.

Quiet Period Statement Macronix International Inc. intends to held a fund raising activity for further business purpose. From the filing date to Taiwan SFC for such activity on August 20, 2003 until the end of the fund raising activity which expected to be on November 14, 2003, the Company will observe a "Quiet Period". The company will not publish nor give any forward looking statements during this period. The Company's most recent filings with the US SEC on, e.g. Forms 20F and with Taiwan SFC should be considered to be historical, speaking as of prior to the Quiet Period only and not subject to update by the Company.

Agenda Welcome Miin Wu 3Q'03 Financial Results Paul Yeh Business Updates Miin Wu Remarks and Q&A Miin Wu

NT$M : except EPS Income Statement

NT$M Variance Analysis of Gross Profit

NT$M Highlight -- Net Non-Operating Income

Sales Breakdown by Segment NT$M Source: MXIC financial data 2003 OTHER SMS SLC EPROM MROM FLASH 2002Q3 33.911 103.379 771.003 166.86 2360.836 1204.556 2003Q2 28.875 664.068 374.823 98.21 1358.139 1494.082 2003Q3 37.413 579.899 186.074 43.454 2519.1 1538.033 31% 51% 4% 12% 9% 2% 17% 26% 37% 4% 34% 17% 2% 51%

Quantity Breakdown by Product Unit : Million (Excluding SMS wafer-based QTY) SMS SLC EPROM MROM Flash 2002 Q3 0.003 14.153 8.293 45.523 23.343 2003 Q2 0.184 4.301 5.381 23.058 35.4 2003 Q3 0.021 2.386 2.42 47.072 41.008 52% 34% 8% 51% 44% 3% 3% 50% 9% 15% 26% 6% Equivalent 8" WF base for SMS

Sales Breakdown by Technology NT$M Source: MXIC financial data 2003 > 0.4^m 0.32^m 0.25^m 0.18^m 0.15^m 2002Q3 704.511 1701.058 1813.531 444.995 0 2003Q2 238.78 1312.387 1074.979 839.946 552.105 2003Q3 106.964 1100.108 1866.383 1420.376 410.142 36% 15% 10% 39% 8% 29% 38% 22% 2% 21% 27% 33% 6% 14%

US Europe Janpan Asia 2002Q3 812.119 247.762 2559.342 1044.872 2003Q2 633.314 150.377 2129.706 1113.806 2003Q3 662.955 232.022 2612.873 1396.123 22% 17% 5% 55% 28% 53% 16% 4% 28% 53% 14% 5% Sales Breakdown by Customers' Origins NT$M Note : This chart does not reflect the actual shipment destination of Sales

Sales Breakdown by Application NT$M Communication Computer Consumer 2002Q3 397.341 903.064 3533.65 2003Q2 1003.586 945.606 2165.99 2003Q3 862.677 966.531 3309.068 19% 73% 8% 53% 24% 23% 64% 17% 19%

8" Equivalent Wafer Out & Utilization Rate 2000Q2 2000Q3 2000Q4 2001Q1 2001Q2 2001Q3 2001Q4 2002Q1 2002Q2 2002Q3 2002Q4 2003Q1 2003Q2 2003Q3% 1.01 1.05 1.05 0.87 0.88 0.76 0.7 0.5 0.64 0.65 0.57 0.49 0.64 0.89 wf 138040 169518 188574 160919 162014 141187 129544 92453 113754 116602 101785 82554 109232 150646 WF OUTPUT_ PC

Balance Sheet & Cash Flow Highlight Cash is included cash & equivalent cash & short term investment

Agenda Welcome Miin Wu 3Q'03 Financial Results Paul Yeh Business Updates Miin Wu Remarks and Q&A Miin Wu

Business Update Enhancing the business cooperation of 0.13um DINOR Flash wafer manufacturing for Renesas and sales by Macronix for next generation mobile phone application Starting the Flash capacity allocation in Q3'03, due to the strong seasonal demands Launching the delivery of MMC Memory Cards for the application in handset arena

Agenda Welcome Miin Wu 3Q'03 Financial Results Paul Yeh Business Updates Miin Wu Remarks and Q&A Miin Wu

For more information regarding MXIC www.macronix.com For all inquiries, suggestions, and comments ir@mxic.com.tw Integrated Solutions Provider

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: November 21, 2003	By:	/s/ Paul Yeh
Name: Paul Yeh Title: Associate Vice President of Finance Center